Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 6, 2010

$ Variable Coupon Principal Protected Notes due January 29, 2015 Linked to an Equally Weighted Basket of 10 Common Stocks Medium-Term Notes, Series A E-4079

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Basket Initial Valuation Date:	January 26, 2010

Issue Date:	January 29, 2010

Final Valuation Date:	January 26, 2015*‡‡

Maturity Date:	January 29, 2015*‡‡‡ (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Asset:	A basket (the “Basket”) consisting of 10 common stocks or ordinary shares (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page FWP-3 of this free writing prospectus.

Coupon Rate:	The Coupon Rate for each Coupon Payment Date will be a percentage equal to the arithmetic average of the Stock Performances of Basket Stocks on the applicable Coupon Determination Date, provided, in each case, that the Coupon Rate will not be less than 0%.

Coupon Floor:	0%

Coupon Payment:	The Coupon Payment per $1,000 principal amount Note payable on each Coupon Payment Date will equal $1,000 × Coupon Rate.

Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 principal amount Note of $1,000 (plus the final Coupon Payment, if any).

Coupon Payment Dates*:	The third business day after each Coupon Determination Date.

Coupon Determination Dates*:	January 26, 2011, January 26, 2012, January 26, 2013, January 26, 2014 and January 26, 2015

Return Cap:	10.00% -15.00% ** ** The actual Return Cap will be determined on the Basket Initial Valuation Date.

Stock Performance:

The Stock Performance for a Basket Stock on any Coupon Determination Date will be:

(1)    if the Stock Return on such day is greater than the Return Cap, the Return Cap, or

(2)    if the Stock Return is less than or equal to the Return Cap, the Stock Return.

Stock Return:	With respect to each Basket Stock, on any Coupon Determination Date, a percentage equal to: Final Share Price – Initial Share Price Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the Basket Initial Valuation Date.

Final Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the applicable Coupon Determination Date.

CUSIP/ISIN:	06740JFR6 and US06740JR68

‡	The Medium-Term Notes Program, Series A, is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
‡‡	If such day is not a scheduled trading day, then the Basket Initial Valuation Date or the final valuation date, as applicable, will be the next succeeding scheduled trading day.
‡‡‡

If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-7 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	5.00%	95.00%
Total	$	$	$

‡‡‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 5.00% of the principal amount of the notes, or $95.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA- by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Medium-Term Notes Program, Series A, is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities

FWP–2

The Basket

The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price
Bloomberg ticker symbol “AMZN UQ <Equity>”	Amazon.com, Inc.	Nasdaq	1/10	$[—]
Bloomberg ticker symbol “CELG UQ <Equity>”	Celgene Corporation	Nasdaq	1/10	$[—]
Bloomberg ticker symbol “EOG UN <Equity>”	EOG Resources, Inc.	NYSE	1/10	$[—]
Bloomberg ticker symbol “NEM UN <Equity>”	Newmont Mining Corporation	NYSE	1/10	$[—]
Bloomberg ticker symbol “NWSA UQ <Equity>”	News Corporation	Nasdaq	1/10	$[—]
Bloomberg ticker symbol “PNC UN <Equity>”	The PNC Financial Services Group, Inc.	NYSE	1/10	$[—]
Bloomberg ticker symbol “SLB UN <Equity>”	Schlumberger N.V. (Schlumberger Limited)	NYSE	1/10	$[—]
Bloomberg ticker symbol “UNH UN <Equity>”	UnitedHealth Group Incorporated	NYSE	1/10	$[—]
Bloomberg ticker symbol “USB UN <Equity>”	U.S. Bancorp	NYSE	1/10	$[—]
Bloomberg ticker symbol “Yahoo UQ <Equity>”	Yahoo! Inc.	Nasdaq	1/10	$[—]

Hypothetical Examples

The following examples illustrate the payments on the Notes assuming an initial investment of $1,000, hypothetical Coupon Rates for applicable Coupon Payment Dates and share prices of the basket stocks are as indicated.

Example 1: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has increased from the Initial Share Price. In certain years the Stock Return of certain Basket Stocks has exceeded the Return Cap.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
AMZN	$136.50	156.29	151.52	151.17	154.25	152.88
CELG	$56.42	64.60	62.63	62.49	63.75	63.19
EOG	$98.81	113.14	109.68	109.43	111.66	110.67
NEM	$47.59	54.49	52.82	52.71	53.78	53.30
NWSA	$13.91	15.93	15.44	15.41	15.72	15.58
PNC	$53.25	60.97	59.11	58.97	60.17	59.64
SLB	$65.56	75.07	72.77	72.61	74.08	73.43
UNH	$31.01	35.51	34.42	34.34	35.04	34.73
USB	$22.45	25.71	24.92	24.86	25.37	25.14
YHOO	$16.98	19.44	18.85	18.81	19.19	19.02

Stock Performance capped at 10.00%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
AMZN		10.00%	10.00%	10.00%	10.00%	10.00%
CELG		10.00%	10.00%	10.00%	10.00%	10.00%
EOG		10.00%	10.00%	10.00%	10.00%	10.00%
NEM		10.00%	10.00%	10.00%	10.00%	10.00%
NWSA		10.00%	10.00%	10.00%	10.00%	10.00%
PNC		10.00%	10.00%	10.00%	10.00%	10.00%
SLB		10.00%	10.00%	10.00%	10.00%	10.00%
UNH		10.00%	10.00%	10.00%	10.00%	10.00%
USB		10.00%	10.00%	10.00%	10.00%	10.00%
YHOO		10.00%	10.00%	10.00%	10.00%	10.00%
Average of Capped Performances:		10.00%	10.00%	10.00%	10.00%	10.00%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		10.00%	10.00%	10.00%	10.00%	10.00%

FWP–3

Calculate the return on the Notes:

Because the stock return of each basket stock is greater than the return cap of 10.00% as of each Coupon Determination Date, the Coupon payment on each Coupon Payment Date is equal to (a) the principal amount of the Notes multiplied by (b) the Return Cap, calculated as follows:

($1,000 × the Return Cap) = ($1,000 x 10.00%) = $110.00

Therefore, the total coupon payments on per $1,000 principal amount Note would be $110, representing a 10.00% annual return on investment over the term of the Notes.

Example 2: In this case, on any Coupon Determination Date, the Final Share Prices of some of the Basket Stocks have decreased from Initial Share Prices, while the Final Share Prices of some of the Basket Stocks have increased. In certain years the Stock Return of certain Basket Stocks has exceeded the Return Cap.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
AMZN	$136.50	146.06	146.06	146.06	150.15	146.06
CELG	$56.42	59.24	53.60	55.29	62.06	53.03
EOG	$98.81	105.73	104.74	101.77	108.69	103.75
NEM	$47.59	49.02	49.02	49.97	52.35	49.02
NWSA	$13.91	12.52	12.52	14.88	15.30	14.61
PNC	$53.25	48.99	48.99	50.59	58.58	56.98
SLB	$65.56	59.66	59.66	68.84	72.12	60.32
UNH	$31.01	33.18	32.87	31.94	34.11	32.56
USB	$22.45	20.65	24.02	24.02	24.70	24.02
YHOO	$16.98	15.62	15.79	18.00	18.68	18.17

Stock Performance capped at 10.00%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
AMZN		7.00%	7.00%	7.00%	10.00%	7.00%
CELG		5.00%	-5.00%	-2.00%	10.00%	-6.00%
EOG		7.00%	6.00%	3.00%	10.00%	5.00%
NEM		3.00%	3.00%	5.00%	10.00%	3.00%
NWSA		-10.00%	-10.00%	7.00%	10.00%	5.00%
PNC		-8.00%	-8.00%	-5.00%	10.00%	7.00%
SLB		-9.00%	-9.00%	5.00%	10.00%	-8.00%
UNH		7.00%	6.00%	3.00%	10.00%	5.00%
USB		-8.00%	7.00%	7.00%	10.00%	7.00%
YHOO		-8.00%	-7.00%	6.00%	10.00%	7.00%
Average of Capped Performances:		-1.40%	-1.00%	3.60%	10.00%	3.20%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	3.60%	10.00%	3.20%

FWP–4

Calculate the return on the Notes:

Because the average stock performances in year one and two are less than 0% and the Coupon Rate may not be less than 0%, the Coupon payments for year one and two will be equal to zero. The coupon payment for year three, four and five will be calculated as follows:

Year Three: ($1,000 x Average Stock Performance)= ($1,000 x 3.60%)= $36

Year Four: ($1,000 x Return Cap)= ($1,000 x 10.00%)= $100

Year Five: ($1,000 x Average Stock Performance)= ($1,000 x 3.20%)= $32

Therefore, the total coupon payment on the Note is $168 per $1,000 principal amount Note, representing a 16.80% return on investment over the term of the Notes.

Example 3: In this case, as of each Coupon Determination Date, the Final Share Price of each Basket Stock has decreased from the Initial Share Price and average stock performance is less than zero.

Table of Hypothetical Basket Stock Performances:

Final Share Price

Basket Stock	Initial Share Price	Year 1	Year 2	Year 3	Year 4	Year 5
AMZN	$136.50	133.77	135.14	128.31	129.68	132.41
CELG	$56.42	53.60	53.60	54.16	55.29	55.86
EOG	$98.81	91.89	95.85	96.83	97.82	96.83
NEM	$47.59	46.16	45.69	47.11	45.21	46.64
NWSA	$13.91	13.21	13.63	13.77	13.21	13.77
PNC	$53.25	52.72	50.06	52.19	52.19	52.72
SLB	$65.56	63.59	60.97	63.59	64.90	64.25
UNH	$31.01	30.08	28.84	30.08	30.70	30.39
USB	$22.45	22.00	21.78	21.33	22.00	22.00
YHOO	$16.98	16.64	16.47	16.13	16.64	16.64

Stock Performance capped at 10.00%

Basket Stock		Year 1	Year 2	Year 3	Year 4	Year 5
AMZN		-2.00%	-1.00%	-6.00%	-5.00%	-3.00%
CELG		-5.00%	-5.00%	-4.00%	-2.00%	-1.00%
EOG		-7.00%	-3.00%	-2.00%	-1.00%	-2.00%
NEM		-3.00%	-4.00%	-1.00%	-5.00%	-2.00%
NWSA		-5.00%	-2.00%	-1.00%	-5.00%	-1.00%
PNC		-1.00%	-6.00%	-2.00%	-2.00%	-1.00%
SLB		-3.00%	-7.00%	-3.00%	-1.00%	-2.00%
UNH		-3.00%	-7.00%	-3.00%	-1.00%	-2.00%
USB		-2.00%	-3.00%	-5.00%	-2.00%	-2.00%
YHOO		-2.00%	-3.00%	-5.00%	-2.00%	-2.00%
Average of Capped Performances:		-3.30%	-4.10%	-3.20%	-2.60%	-1.80%
Coupon Floor:		0.00%	0.00%	0.00%	0.00%	0.00%
Annual Coupon:		0.00%	0.00%	0.00%	0.00%	0.00%

FWP–5

Calculate the return on the Notes:

Because the average stock performance on each Coupon Determination Date is less than 0% and the Coupon Rate may not be less than 0%, the Coupon payment will be equal to zero on each Coupon Payment Date.

Therefore, the total return on the Note is 0.00% over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this free writing prospectus, including but not limited to the coupon determination date, the initial share prices, the final share prices and any combination thereof as described in the following sections of the accompanying prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” with respect to the basket stocks and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” with respect with respect to the basket stocks and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” with respect to the reference asset.

•

Preservation Of Capital At Maturity—You will receive at least 100% of the principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Basket Stocks. Because the Notes are our senior unsecured obligations, any Coupon Payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

•

Annual Coupon Payments—The Notes offer the potential to earn annual Coupon Payments with a variable Coupon Rate that is linked to the performance of Basket Stocks. The Coupon Rate is equal to the average Stock Performances of the Basket Stocks, provided that the Coupon Rate will not be less than 0%. For each Basket Stock, the Stock Performance on any Coupon Determination Date will be equal to the lesser of (i) the return cap and (ii) the percentage change of the closing price of one share of such Basket Stock from the Basket Initial Valuation Date to such Coupon Determination Date (the “Stock Return”). The actual return cap on the Notes will be set on the Basket Initial Valuation Date and will not be less than 10.00%.

Accordingly, you will receive a Coupon Payment on a Coupon Payment Date if the closing prices of a sufficient number of the Basket Stocks have appreciated from the Basket Initial Valuation Date to the applicable Coupon Determination Date to offset the negative Stock Return of any other Basket Stock.

•

Return Linked to an Equally Weighted Basket of 10 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 10 common stocks. These Basket Stocks are the common stocks of AMZN, NWSA, SLB, EOG, PNC, USB, CELG, UNH, YHOO and NEM.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

FWP–6

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the Notes, if any (e.g., because payments on the Notes are projected to increase over time). This comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be. In addition to accruing interest income in accordance with the comparable yield and projected payment schedule, you will be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.

Any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield and projected payment schedule for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

•

You May Not Receive Coupon Payments On Your Notes—Your only return on the Notes will be the annual Coupon Payments, if any, that may be paid over the term of the Notes. If the closing prices of one or more of the Basket Stocks have declined from the Basket Initial Valuation Date to the applicable Coupon Determination Date, resulting in negative Stock Returns for such Basket Stocks, any such negative Stock Returns could offset entirely the positive contribution to the Coupon Rate from any other Basket Stocks that have positive Stock Returns. Under these circumstances, the Coupon Rate will be equal to 0% and no Coupon Payment will be made on the applicable Coupon Payment Date. If the Coupon Rate is 0% for each of the Coupon Payment Dates, you will not receive any Coupon Payment over the term of the Notes. At maturity, you will receive a cash payment equal to $1,000 per $1,000 principal amount Note.

•

Limited Return On The Notes—The appreciation potential of the Notes is limited by the Return Cap. On each Coupon Determination Date, even if one or more of the Stock Returns is greater than the Return Cap, the Stock Performances for those Basket Stocks and therefore the Coupon Rate will not exceed the Return Cap. Accordingly, your return on each Coupon Payment Date will be limited, regardless of the actual appreciation of the closing prices of the Basket Stocks, which may be significant. The actual return cap on the Notes will be set on the initial valuation date and will not be less than 10.00%.

•

Changes In The Closing Prices Of The Basket Stocks May Offset Each Other—The Notes are linked to an equally weighted Basket consisting of 10 Basket Stocks. Price movements in the Basket Stocks may change such that the Stock Returns for the Basket Stocks on any Coupon Determination Date may not correlate with each other. At a time when the closing prices of one or more of the Basket Stocks increases, the closing prices of the other Basket Stocks may not increase as much or may even decline. Therefore, in calculating the Coupon Rate for any Coupon Payment Date, any positive contribution from a Basket Stock with a positive Stock Return may be moderated, or more than offset, by declines in the closing prices of the other Basket Stocks. There can be no assurance that the Final Share Price for any Basket Stock will be higher than its Initial Share Price on any Coupon Determination Date.

•

Correlation Of Performances Among The Basket Stocks May Reduce The Performance Of The Notes—Performances among the Basket Stocks may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in the primary securities markets for the Basket Stocks. High correlation during periods of negative Stock Returns among the Basket Stocks could cause the Coupon Payments to be zero and adversely affect the market value of the Notes.

FWP–7

•

No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The Notes will be reported as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Accordingly, if you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income over the term of the Notes based on the comparable yield and the projected payment schedule for the Notes. This comparable yield and projected payment schedule is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield or payments will be. It is possible that you may be required to pay taxes on an amount of ordinary income prior to the receipt of the payments to which such income relates. For example, this timing mismatch may arise if projected payments on the Notes increase over the term of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant basket stock SEC file number specified below.

The summary information below regarding the companies issuing the basket stocks comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the basket stocks with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Amazon.com, Inc.

According to publicly available information, Amazon.com, Inc. opened its virtual doors on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection. It seeks to be Earth’s most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer customers the lowest possible prices. Amazon.com, Inc. also generates revenue through co-branded credit card agreements and other marketing and promotional services, such as online advertising. Additionally, Amazon.com, Inc. provides services for third-party retailers, marketing and promotional services, and web services for developers.

Amazon.com, Inc. was incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware.

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The basket stock’s SEC file number is 000-22513.

Historical Performance of the Common Stock of Amazon.com, Inc.

The following graph sets forth the historical performance of the common stock of Amazon.com, Inc. based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $136.50. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Celgene Corporation

According to publicly available information, Celgene Corporation is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases. Celgene Corporation’s lead products are: (1) REVLIMID(R) (lenalidomide), which was approved by the U.S. Food and Drug Administration, or FDA, in June 2006 for treatment in combination with dexamethasone for multiple myeloma patients who have received at least one prior therapy and, in December 2005 for treatment of patients with transfusion-dependent anemia due to low- or intermediate-1-risk myelodysplastic syndromes, or MDS, associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities; and, (2) THALOMID(R) (thalidomide), which gained FDA approval in May 2006 for treatment in combination with dexamethasone of newly diagnosed multiple myeloma patients and which is also approved for the treatment and suppression of cutaneous manifestations of erythema nodosum leprosum, or ENL, an inflammatory complication of leprosy.

For the year ended December 31, 2008, Celgene Corporation reported revenues of $2.255 billion, net loss of 1.534 billion and diluted loss per share of $3.46. In March 2008, Celgene Corporation acquired Pharmion, a global biopharmaceutical company that acquired, developed and commercialized innovative products for the treatment of hematology and oncology patients.

The basket stock’s SEC file number is 000-16132.

Historical Performance of the Common Stock of Celgene Corporation

The following graph sets forth the historical performance of the common stock of Celgene Corporation based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $56.42. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

EOG Resources, Inc.

According to publicly available information, EOG Resources, Inc. a Delaware corporation organized in 1985, together with its subsidiaries, explores for, develops, produces and markets natural gas and crude oil primarily in major producing basins in the United States of America, Canada, offshore Trinidad, the United Kingdom North Sea and, from time to time, select other international areas. At December 31, 2008, EOG Resources, Inc.’s total estimated net proved reserves were 8,689 billion cubic feet equivalent (Bcfe), of which 7,339 billion cubic feet (Bcf) were natural gas reserves and 225 million barrels (MMBbl), or 1,350 Bcfe, were crude oil, condensate and natural gas liquids reserves. At such date, approximately 71% of EOG Resources, Inc.’s reserves (on a natural gas equivalent basis) were located in the United States, 15% in Canada and 14% in Trinidad. As of December 31, 2008, the EOG Resources, Inc. employed approximately 2,100 persons, including foreign national employees.

The basket stock’s SEC file number is 01-9743.

Historical Performance of the Common Stock of EOG Resources, Inc.

The following graph sets forth the historical performance of the common stock of EOG Resources, Inc. based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $98.81. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Newmont Mining Corporation

According to publicly available information, Newmont Mining Corporation is primarily a gold producer with significant assets or operations in the United States, Australia, Peru, Indonesia, Ghana, Canada, Bolivia, New Zealand and Mexico. As of December 31, 2008, Newmont Mining Corporation had proven and probable gold reserves of 85 million equity ounces and an aggregate land position of approximately 38,840 square miles (100,600 square kilometers). Newmont Mining Corporation is also engaged in the production of copper, principally through its Batu Hijau operation in Indonesia. On January 27, 2009, Newmont Mining Corporation entered into a definitive sale and purchase agreement with AngloGold Ashanti Australia Limited to acquire its 33.33% interest in the Boddington project. Newmont Mining Corporation’s original predecessor corporation was incorporated in 1921 under the laws of Delaware. Newmont Mining Corporation’s corporate headquarters are in Denver, Colorado.

The basket stock’s SEC file number is 001-31240.

Historical Performance of the Common Stock of Newmont Mining Corporation

The following graph sets forth the historical performance of the common stock of Newmont Mining Corporation based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $47.59. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

News Corporation

According to publicly available information, News Corporation is a diversified global media company with operations in the following eight industry segments: (i) Filmed Entertainment; (ii) Television; (iii) Cable Network Programming; (iv) Direct Broadcast Satellite Television; (v) Magazines and Inserts; (vi) Newspapers and Information Services; (vii) Book Publishing; and (viii) Other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Continental Europe, Australia, Asia and Latin America.

News Corporation maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. At June 30, 2009, News Corporation had approximately 55,000 full-time employees. News Corporation’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036 and its telephone number is (212) 852-7000. News Corporation’s website is www.newscorp.com.

The basket stock’s SEC file number is 001-32352.

Historical Performance of the Common Stock of News Corporation

The following graph sets forth the historical performance of the common stock of News Corporation based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $13.91. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification. The historical trading price information set forth below from the period starting from January 3, 2003 to and including December 26, 2008, is quoted on the New York Stock Exchange. In respect of the period starting from December 29, 2008 to and including December 30, 2009, the historical trading price information is quoted on the NASDAQ.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The PNC Financial Services Group, Inc.

According to publicly available information, The PNC Financial Services Group, Inc. is one of the largest diversified financial services companies in the United States and is headquartered in Pittsburgh, Pennsylvania. On December 31, 2008, The PNC Financial Services Group, Inc. acquired National City Corporation nearly doubling its assets to a total of $291 billion and expanding its total consolidated deposits to $193 billion. The PNC Financial Services Group, Inc. has four major business engaged in providing banking, asset management and global fund processing products and services: Retail Banking, Corporate & Institutional Banking, BlackRock, and Global Investment Servicing.

The basket stock’s SEC file number is 001-09718.

Historical Performance of the Ordinary Shares of The PNC Financial Services Group, Inc.

The following graph sets forth the historical performance of the ordinary shares of The PNC Financial Services Group, Inc. based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $53.25. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Schlumberger N.V. (Schlumberger Limited)

According to publicly available information, Schlumberger N.V. (Schlumberger Limited) founded in 1926, Schlumberger N.V. (Schlumberger Limited) is an oilfield services company, supplying technology, project management and information solutions that optimize performance in the oil and gas industry. As of December 31, 2008, Schlumberger N.V. (Schlumberger Limited) employed approximately 87,000 people of over 140 nationalities operating in approximately 80 countries. Schlumberger N.V. (Schlumberger Limited) has principal executive offices in Houston, Paris, and The Hague and consists of two business segments—Schlumberger Oilfield Services and WesternGeco. Schlumberger Oilfield Services is an oilfield services company supplying a wide range of technology services and solutions to the international petroleum industry. WesternGeco is a technologically advanced surface seismic company.

The basket stock’s SEC file number is 001-04601.

Historical Performance of the Common Stock of Schlumberger N.V. (Schlumberger Limited)

The following graph sets forth the historical performance of the common stock of Schlumberger N.V. (Schlumberger Limited) based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $65.56. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

UnitedHealth Group Incorporated

According to publicly available information, UnitedHealth Group Incorporated is a diversified health and well-being company, serving approximately 70 million Americans. UnitedHealth Group Incorporated is focused on improving the American health care system and how it works for multiple, distinct constituencies. UnitedHealth Group Incorporated provides individuals with access to quality, cost-effective health care services and resources by partnering with physicians and other health care professionals and hospitals.

As of December 31, 2008, UnitedHealth Group Incorporated managed approximately $115 billion in aggregate health care spending on behalf of the constituents and consumers it served. UnitedHealth Group Incorporated’s revenues are derived from premium revenues on risk-based products; fees from management, administrative, technology and consulting services; sales of a wide variety of products and services related to the broad health and well-being industry; and investment and other income. In 2008, UnitedHealth Group Incorporated conducted its business primarily through operating divisions in the following business segments: Health Care Services, which includes UnitedHealth Group Incorporated’s UnitedHealthcare, Ovations and AmeriChoice businesses, OptumHealth, Ingenix, and Prescription Solutions.

The basket stock’s SEC file number is 1-10864.

Historical Performance of the Common Stock of UnitedHealth Group Incorporated

The following graph sets forth the historical performance of the common stock of UnitedHealth Group Incorporated based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $31.01. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

U.S. Bancorp

According to publicly available information, U.S. Bancorp (the “Company”) is a multi-state financial services holding company with its principal offices in Minneapolis, Minnesota. The Company was incorporated in Delaware in 1929 and operates as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956.

The linked share’s SEC file number is 1-6880.

Historical Performance of the Common Stock of U.S. Bancorp

The following graph sets forth the historical performance of the common stock of U.S. Bancorp based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $22.45. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Yahoo! Inc.

According to publicly available information, Yahoo! Inc. is a global Internet brand and one of the most trafficked Internet destinations worldwide.

Yahoo! Inc. provides its owned and operated online properties and services to users. Yahoo! Inc. also extends its advertising platform and access to Internet users beyond Yahoo! Properties through its distribution network of third-party entities who have integrated Yahoo! Inc.’s advertising offerings into their Websites or their other offerings.

The basket stock’s SEC file number is 0-28018.

Historical Performance of the Common Stock of Yahoo! Inc.

The following graph sets forth the historical performance of the common stock of Yahoo! Inc. based on the daily closing price from January 3, 2003 through December 30, 2009. The closing price on December 30, 2009 was $16.98. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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